UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

April 2017

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Translation of registrant's name into English)

BERMUDA
(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132
Min-Sheng East Road, Sec. 3
Taipei, 105, Taiwan
Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

On March 31, 2017, the Registrant has issued a press release a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Registrant)

Date: April 4, 2017	/s/ Ivan Hsia
Ivan Hsia
Chief Financial Officer